Hollysys Automation Technologies Announces Successful Commissioning
of Its Proprietary DCS for 1GW Ultra-Supercritical Thermal Power Plant

Beijing, China – March 30, 2011 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that its proprietary large-scale industrial Distributed Control System (DCS) successfully completed 168 hours continuous trail operation and went into commercial operation for 1GW ultra-supercritical thermal power generating unit in Guohua Taishan Thermal Power Plant (Taishan Power Plant). This is the first-ever successful application of China-made large-scale DCS for 1 GW ultra-supercritical thermal power plants in China.

1GW ultra-supercritical thermal power generating units are currently China’s largest thermal power units on single installed capacity. DCS is applied in the continuous manufacturing processes to provide real-time monitoring and control for the production flow and to ensure production reliability, efficiency and safety.

Dr. Changli Wang, Chairman and CEO of Hollysys, commented, “We are very proud to have our proprietary DCS successfully applied at the largest scale of thermal power generating unit in China, which evidences our penetration into the high-end segment of thermal power market. Given the demographic trend and rising costs of labor, we are envisioning the rapid growth of automation and control applications across all industrial verticals in China for years to come. We will continue to leverage on our core competency to further penetrate the high-end segments of industrial automation market and expand our market share in niche markets, to generate sustainable higher return for our shareholders.”

About Hollysys Automation Technologies, Ltd.
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,000 employees with nationwide Presence in 29 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC) for industrial sector, high-speed railway signaling system of TCC (Train Control Center) and ATP (Automatic Train Protection), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

Hollysys Automation Technologies, Ltd.	Page 2
March 30, 2010

Safe Harbor
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a dutyto update these forward-looking statements.

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Contact information:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com
Or
Lily Yu
Investor Relations
(8610) 5898-1326/+1-646-593-8125
yuyiou@hollysys.com